EXHIBIT 99.49
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                  ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                FEBRUARY 14, 2005

                    ADVANTAGE ANNOUNCES EXECUTIVE APPOINTMENT

                                  (TSX: AVN.UN)
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CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage" or the "Fund") is
pleased to announce that Mr. Anthony B. Coombs has been promoted to the position of Controller. Mr. Coombs has been with Advantage since its inception on May 23, 2001, most recently as Chief Accountant.

Mr. Coombs has over 18 years accounting experience in the oil and gas sector.

Previously, Mr. Coombs held the position of Chief Accountant for Search Energy Corp., the predecessor entity of Advantage. Before joining Search, he held various financial positions at Rife Resources Ltd., and oil and gas financial consulting contracts.

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                        Development Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com